Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Publicly-held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET In addition to the Announcement to the Market disclosed on July 29, 2019, we wish to inform that 3.5 thousand employees have signed up for the Voluntary Severance Program (“PDV”), where the non-recurring expense associated with the program was R$2.4 billion. The objectives of the program were: (i) to provide a secure and voluntary career transition opportunity for those interested in leaving the bank, benefiting employees who met several established prerequisites and (ii) to adjust our structures to market reality. We wish to reiterate that, in the light of our investments in technology, the PDV will not affect the quality and availability of our customer services. São Paulo, November 04, 2019, Alexsandro Broedel Group Executive Finance Director and Head of Investor Relations Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Publicly-held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET In addition to the Announcement to the Market disclosed on July 29, 2019, we wish to inform that 3.5 thousand employees have signed up for the Voluntary Severance Program (“PDV”), where the non-recurring expense associated with the program was R$2.4 billion. The objectives of the program were: (i) to provide a secure and voluntary career transition opportunity for those interested in leaving the bank, benefiting employees who met several established prerequisites and (ii) to adjust our structures to market reality. We wish to reiterate that, in the light of our investments in technology, the PDV will not affect the quality and availability of our customer services. São Paulo, November 04, 2019, Alexsandro Broedel Group Executive Finance Director and Head of Investor Relations